SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2015

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

PREVIEW OF OPERATIONAL RESULTS 3Q15

Consolidated launches totaled R$606.8 million,
with gross sales reaching R$682.0 million in 3Q15.

Net sales were R$492.8 million in the 3Q15, reaching R$1.4 billion in the 9M15.

FOR IMMEDIATE RELEASE - São Paulo, October 19, 2015 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), one of Brazil’s leading diversified homebuilders, today announced operational results for the third quarter ended September 30, 2015. These operating results are preliminary, unaudited, and still subject to audit review.

Consolidated Launches

Third-quarter launches totaled R$606.8 million, an 18.9% increase compared to 3Q14, and a 25.9% increase compared to the second quarter of 2015. Launch volumes in the 9M15 totalled R$1.4 billion.

During 3Q15, 13 projects/phases were launched in the states of São Paulo, Rio de Janeiro, Minas Gerais, Rio Grande do Sul, Bahia and Pernambuco. The Gafisa segment accounted for 47.5% of this quarter’s launches, while the Tenda segment accounted for the remaining 52.5%.

Table 1. Gafisa Group Launches (R$ thousand)

Lançamentos	3Q15	2Q15	Q/Q(%)	3Q14	Y/Y(%)	9M15	9M14	Y/Y(%)
Gafisa Segment	288,234	252,585	14%	419,134	-31%	616,046	1,023,012	-40%
Tenda Segment	318,585	229,366	39%	91,294	249%	786,306	371,749	112%
Total	606,819	481,951	26%	510,428	19%	1,402,352	1,394,761	1%

Consolidated Pre-Sales

Net consolidated pre-sales totaled R$492.8 million during 3Q15, reflecting an increase of 114%
y-o-y and a decrease of 7% when compared to 2Q15. Sales from launches represented 47.5% of total sales, while inventory sales comprised the remaining 52.5%.

In 9M15, the Company reached R$1.4 billion in net pre-sales, an increase of 60.4% y-o-y. Over the same period, sales from launches represented 32.3% of total sales.

Table 2. Gafisa Group Pre-Sales (R$ thousand)

Pre-sales	3Q15	2Q15	Q/Q(%)	2Q14	Y/Y(%)	9M15	9M14	Y/Y(%)
Gafisa Segment	247,608	242,185	2%	194,892	27%	669,599	633,738	6%
Tenda Segment	245,195	289,946	-15%	35,892	583%	778,679	269,387	189%
Total	492,803	532,131	-7%	230,784	114%	1,448,278	903,125	60%

Consolidates Sales over Supply (SoS)

Consolidated sales over supply reached 14.8% in 3Q15, significantly greater than the 6.7% in 3Q14 and slightly lower than the 15.9% posted in 2Q15.

The consolidated speed of sales for 3Q15 launches reached 13.7%.

Table 3. Gafisa Group Sales over Supply (SoS)

SoS	3Q15	2Q15	Q/Q	2Q14	Y/Y	9M15	9M14	Y/Y
Gafisa Segment	11.0%	10.5%	50 bps	7.2%	380 bps	25.0%	20.2%	480 bps
Tenda Segment	23.0%	28.2%	-520 bps	4.6%	1.840 bps	48.7%	26.7%	2.200 bps
Total	14.8%	15.9%	-110 bps	6.7%	810 bps	33.8%	21.8%	1.200 bps

Delivered Projects

During the third quarter of 2015, the Company delivered 5 projects/phases accounting for 1,304 units and representing a total of R$197.5 million. All of these delivered projects came from the Tenda segment.

Delivery date is based on the date of the “Delivery Meeting” that takes place with customers, rather than physical completion, which occurs prior to the Delivery Meeting.

Over the nine-month period, the two segments, together, delivered 30 projects/phases accounting for 7,576 units, representing a total of R$1.9 billion.

Inventory (Properties for Sale)

In the third quarter of 2015, the market value of consolidated inventory remained stable at R$2.8 billion. In regards to 3Q15 sales, approximately 53% related to remaining units, comprised of R$176.2 million from the Gafisa segment and R$82.7 million from the Tenda segment.

The market value of Gafisa inventory, which represents 71% of total inventory, was R$2.0 billion at the end of 3Q15, representing a reduction of 3.1% compared to 2Q15. This reduction is a result of both sales achieved in 3Q15 as well as the updated pricing of some projects in inventory to better reflect the current market reality. Tenda’s inventory was valued at R$820.7 million at the end of 3Q15, compared to R$738.4 million at the end of 2Q15.

Table 4. Inventory at Market Value 3Q15 x 2Q15 (R$)

	2Q15	Launches	Dissolutions	Gross Sales	Adjustments	3Q15	Q/Q (%)
Gafisa Segment	2,075,036	288,234	147,205	(394,813)	(105,477)	2,010,186	-3%
Tenda Segment	738,358	318,585	42,023	(287,218)	8,997	820,745	11%
Total	2,813,394	606,819	189,228	(682,031)	(96,480)	2,830,931	1%

GAFISA SEGMENT

Focus on residential projects in the Middle, Medium-High and High income segments, with unit sales price exceeding R$250,000.

Gafisa Launches

Third quarter launches totaled R$ 288.2 million and consisted of 4 projects/phases in the cities of São Paulo and Rio de Janeiro. The sales speed of these launches reached 19.2%. The Gafisa segment launch volumes in over 9M15 totaled R$616.0 million, representing 43.9% of consolidated launches.

Gafisa Pre-Sales

Third quarter gross pre-sales in the Gafisa segment totaled R$394.8 million. Dissolutions in 3Q15 were R$147.2 million, yielding a net pre-sale total of R$247.6 million, a QoQ increase of 2.2% and a YoY increase of 27.0%.

During 9M15, the volume of dissolutions was R$387.7 million and net pre-sales ended 9M15 at a total of R$669.6 million, an increase of 5.7% from 9M14. The Gafisa segment’s 9M15 sales over supply (SoS) reached 25.0% compared to the 20.2% over the same period last year.

In 3Q15, Gafisa’s SoS increased by 11.0% both q-o-q and y-o-y.

Additionally, in recent quarters the Gafisa segment has been able to reduce the level of dissolutions by enabling customers facing financial pressure to swap their units for those that better match their financial position. Year to date, such unit conversions have accounted for approximately 36.2% of total dissolved PSV, resulting in the reversal of R$ 102.2 million into new sales in 9M15. This achievement further reflects the flexibility of Gafisa’s product portfolio.

The Company continues to concentrate its efforts on the sale of existing units. As a result, 44% of net sales during the period related to projects launched before 2013, allowing for a reduction in the average age of Gafisa segment inventory. In regards to 9M15, 49.5% of net sales were related to projects launched before 2013.

Out of the 749 Gafisa segment units cancelled and returned to inventory during 9M15, 65% were resold over the same period.

Gafisa Delivered Projects

During 3Q15, the Gafisa segment did not deliver any projects. Over the first 9 months of the year, 14 projects/phases were delivered, accounting for 3,345 units and representing a total of R$1.3 billion in PSV. These 9M15 figures compare to the 15 projects/phases and 2,394 units in the same period last year.

     TENDA SEGMENT

Focus on residential projects in the economic segment, targeted within the range II of the Minha Casa Minha Vida (MCMV) program.

Tenda Launches

Third-quarter launches from the Tenda segment totaled R$318.6 million, which included 9 projects/phases in the states of São Paulo, Rio de Janeiro, Minas Gerais, Rio Grande do Sul, Bahia and Pernambuco. The Tenda brand accounted for 52.5% of the 3Q15 consolidated launches. Over 9M15, Tenda launches totaled R$786.3 million.

Tenda Pre-Sales

During 3Q15, gross sales reached R$287.2 million, and dissolutions totaled R$42.0 million, yielding R$245.2 million of net pre-sales. This figure represented a 15% decrease when compared to that of 2Q15, but a substantial y-o-y increase of 583% when compared to 3Q14.

YTD, the volume of dissolutions was R$152.1 million with net pre-sales totaling R$778.7 million.

Sales from units launched during 3Q15 represented 11.2% of total segment sales. In addition, sales velocity (sales over supply) was 23.0% during 3Q15.

Table 5. SoS Gross Sales (Ex-Dissolutions)

SoS	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15
New Model	29.8%	32.2%	20.3%	22.0%	32.7%	37.4%	29.6%
Legacy	30.9%	35.8%	28.3%	17.5%	20.1%	24.3%	19.4%
Total	30.5%	34.3%	24.4%	20.2%	28.6%	33.4%	26.9%

Table 6. SoS Net Sales

SoS	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15
New Model	18.8%	25.3%	11.8%	18.8%	30.9%	35.2%	27.1%
Legacy	-1.6%	17.7%	-2.0%	5.0%	7.0%	12.0%	11.4%
Total	6.4%	20.8%	4.8%	13.3%	23.3%	28.2%	23.0%

Tenda remains focused on the completion and delivery of legacy projects. In this regard, Tenda is dissolving contracts with ineligible clients in order to sell the units to qualified customers. Dissolutions decreased by 21.8% when compared to 2Q15 and by 71.3% when compared to 3Q14, ending the period at R$42.0 million.

As expected, the change in the sales process, which was undertaken in August 2014, resulted in a lower volume of dissolutions in the Tenda segment. The majority of current cancellations, namely 53%, related to legacy projects.

Of the 1,026 Tenda units cancelled in 9M15, 58.7% were resold to qualified customers during the same period. In regards to dissolutions that were part of Tenda’s New Model, 83.7% were already resold.

Table 7. Cancelled PSV Tenda Segment (R$ thousand and % over Gross Sales per Model

	1Q14	% GS	2Q14	% GS	3Q14	% VB	4Q14	% GS
New Model	34,715	36.8%	24,977	21.5%	31,640	42.1%	18,003	14.3%
Legacy	158,450	105.2%	92,637	50.6%	114,697	107.1%	48,281	71.7%
Total	193,164	78.9%	117,614	39.3%	146,337	80.3%	66,285	34.4%

	1Q15	% VB	2Q15	% GS	3Q15	% VB
New Model	12,594	4.2%	15,648	4.5%	19,576	6.8%
Legacy	43,737	14.6%	38,115	11.1%	22,447	7.8%
Total	56,332	18.8%	53,763	15.6%	42,023	14.6%

Tenda Delivered Projects

5 projects/phases, accounting for 1,304 units were delivered in the quarter, representing R$197.5 million in PSV. 640 units totaling R$93.0 million in PSV related to legacy units. In the 9M15, 16 projects/phases were delivered, accounting for 4,231 units and representing R$591.0 million in PSV. The New Model accounted for 2,383 units and represented R$344.1 million in PSV.

In addition, the quarter was marked by the delivery of Tenda’s last two legacy projects and the further progress of Tenda’s New Model operations.

IR Contacts

Danilo Cabrera

Mariana Suarez

Telephone: +55 11 3025-9242 / 9978

Email: ri@gafisa.com.br

IR Website:

www.gafisa.com.br/ir

Press Contacts

Máquina da Notícia  - Comunicação Integrada

Giovanna Bambicini

Telephone: +55 11 3147-7414

Fax: +55 11 3147-7900

E-mail: gafisa@grupomaquina.com

About Gafisa

Gafisa is a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established more than 60 years ago, we have completed and sold more than 1,100 developments and built more than 12 million square meters of housing, more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, "Gafisa" is also one of the most respected and best-known brands in the real estate market, recognized among potential homebuyers, brokers, lenders, landowners, competitors, and investors for its quality, consistency, and professionalism. Our pre-eminent brands include Tenda, serving the affordable/entry-level housing segment, Gafisa and a stake in Alphaville, which offer a variety of residential options to the mid- to higher-income segments. Gafisa S.A. is traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and on the New York Stock Exchange (NYSE:GFA).

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 19, 2015

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer